77C Exhibits


Morgan Stanley Variable Investment Series Money
Market Portfolio

Morgan Stanley Variable Investment Series - Money
Market Portfolio
Special Shareholder Meeting
January 29, 2016

To consider and vote upon a proposal to approve a Plan of Liquidation

For:		41,388,090.639
Against:	  	3,999,216.347
Abstain:	  	6,006,914.349